                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A


                               (AMENDMENT NO. 4)*


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                                MICROISLET, INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE

                         (Title of Class of Securities)


                                    59507Q106
                                 (CUSIP Number)


                                JOHN J. HAGENBUCH
                        353 SACRAMENTO STREET, 21ST FLOOR
                             SAN FRANCISCO, CA 94111
                                 (415) 693-9000
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                JANUARY 12, 2007
             (Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 59507Q106                  13D                            Page 2 of 8

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           SS OR I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

           JACKSON ST. PARTNERS, 912017430
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                         (b) [ ]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS
           WC
---------- ---------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e). [ ]

---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           CALIFORNIA
---------- ---------------------------------------------------------------------
         NUMBER OF            7       SOLE VOTING POWER
           SHARES                     0
        BENEFICIALLY          ------- ------------------------------------------
          OWNED BY            8       SHARED VOTING POWER
            EACH                      1,758,772
         REPORTING            ------- ------------------------------------------
           PERSON                     SOLE DISPOSITIVE POWER
           WITH:              9       0
                              ------- ------------------------------------------
                                      SHARED DISPOSITIVE POWER
                              10      1,758,772
---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,758,772
---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES  [ ]

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           3.6% (1)
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           PN
---------- ---------------------------------------------------------------------

---------------
(1) Based on 49,241,283 shares of Common Stock outstanding on January 12, 2007.

CUSIP No.: 59507Q106                  13D                            Page 3 of 8

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S)

           John J. Hagenbuch, Trustee U/D/T September 13, 1995
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                         (b) [ ]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS
           PF
---------- ---------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e). [ ]

---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES OF AMERICA
---------- ---------------------------------------------------------------------
         NUMBER OF            7       SOLE VOTING POWER
           SHARES                     2,954,540
        BENEFICIALLY          ------- ------------------------------------------
          OWNED BY            8       SHARED VOTING POWER
            EACH                      1,768,772
         REPORTING            ------- ------------------------------------------
           PERSON                     SOLE DISPOSITIVE POWER
           WITH:              9       2,954,540
                              ------- ------------------------------------------
                                      SHARED DISPOSITIVE POWER
                              10      1,768,772
---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,723,312
---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES  [ ]

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           9.4% (1)
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           OO
---------- ---------------------------------------------------------------------

---------------

(1) Based on 49,241,283 shares of Common Stock outstanding on January 12, 2007 and warrants to purchase 796,153 shares of Common Stock held by John J. Hagenbuch, Trustee U/D/T September 13, 1995.

CUSIP No.: 59507Q106                  13D                            Page 4 of 8

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S)

           John J. Hagenbuch
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                         (b) [ ]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS
           N/A
---------- ---------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e). [ ]

---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES OF AMERICA
---------- ---------------------------------------------------------------------
         NUMBER OF            7       SOLE VOTING POWER
           SHARES                     2,954,540
        BENEFICIALLY          ------- ------------------------------------------
          OWNED BY            8       SHARED VOTING POWER
            EACH                      1,768,772
         REPORTING            ------- ------------------------------------------
           PERSON                     SOLE DISPOSITIVE POWER
           WITH:              9       2,954,540
                              ------- ------------------------------------------
                                      SHARED DISPOSITIVE POWER
                              10      1,768,772
---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,723,312
---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES   [ ]

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           9.4% (1)
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           IN
---------- ---------------------------------------------------------------------

---------------

(1) Based on 49,241,283 shares of Common Stock outstanding on January 12, 2007 and warrants to purchase 796,153 shares of Common Stock held by John J. Hagenbuch, Trustee U/D/T September 13, 1995.

CUSIP No.: 59507Q106                  13D                            Page 5 of 8


                                   BACKGROUND


         The undersigned hereby file this Amendment No. 4 (the "Amendment") to the Schedule 13D (the "Schedule 13D") filed by the Reporting Persons (as defined under Item 2 of the Schedule 13D) on February 22, 2005. Only those Items amended below are reported herein.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is amended and restated in its entirely as follows as the date of this Amendment:

         As previously disclosed in the Schedule 13D, Mr. Hagenbuch was elected to the Board of Directors of MicroIslet (the "Board") on April 21, 2005, and reelected by the stockholders on November 17, 2005 and November 14, 2006. On January 18, 2006, Mr. Hagenbuch was appointed as MicroIslet's non-executive Chairman of the Board. On September 30, 2006, John J. Hagenbuch, Trustee U/D/T September 13, 1995, acquired from third parties pursuant to a private business agreement 292,307 shares of common stock and warrants to purchase 96,153 shares of common stock. On January 12, 2007, John J. Hagenbuch, Trustee U/D/T September 13, 1995, acquired a warrant to purchase 500,000 shares of common stock in connection with a $2,000,000 loan made by the trust to MicroIslet.

         Except as set forth below, the Reporting Persons do not have any plans or proposals that would relate to any of the matters enumerated in clauses (a) through (j) of this Item 4. John J. Hagenbuch, Trustee U/D/T September 13, 1995, may request from MicroIslet that the outstanding loan in the amount of $2,000,000 be converted to securities of MicroIslet on the same or substantially similar terms as unrelated third parties might contemporaneously purchase securities. Any such participation by John J. Hagenbuch, Trustee U/D/T September 13, 1995, would be subject to approval of MicroIslet's Nominating and Governance Committee and Audit Committee, the approval of the American Stock Exchange, and if required by the American Stock Exchange, approval of stockholders. Neither the Reporting Persons, on one hand, nor MicroIslet, on the other hand, have any obligation to each other related to such participation. Notwithstanding the above, Mr. Hagenbuch may, in his capacity as non-executive Chairman of the Board and a director of MicroIslet, have plans or proposals relating to the matters enumerated in clauses (a) through (j) of this Item 4 and to such extent, Mr. Hagenbuch declines to indicate such plans or proposals, and disclaims any obligation to update such disclosure, except to the extent they derive from his or the other Reporting Persons' status as stockholders. In addition, the Reporting Persons may, at any time and from time to time, and reserve the right to, acquire additional securities of MicroIslet, dispose of any such securities of MicroIslet or formulate plans or proposals regarding MicroIslet or its securities, to the extent deemed advisable by the Reporting Persons in light of their general investment policy, market conditions or other factors.

CUSIP No.: 59507Q106                  13D                            Page 6 of 8


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Items 5(a) and 5(b) are amended and restated in their entirety as follows as of the date of this Amendment:

         (a) The Reporting Persons and Ms. Hagenbuch beneficially own, within the meaning of Rule 13d-3 under the Exchange Act, an aggregate of 4,723,312 shares of Common Stock, representing approximately 9.4% of the outstanding shares of Common Stock based on 49,241,283 shares of Common Stock outstanding on January 12, 2007. The Reporting Persons and Ms. Hagenbuch beneficially own the Common Stock as follows:

                                                                  % of Class of
Name                              Shares of Common Stock          Common Stock
--------------------------------------------------------------------------------
Jackson St. Partners              1,758,772                       3.6%

John J. Hagenbuch, Trustee        2,954,540 (including warrants   9.4%
U/D/T September 13, 1995(1)       to purchase 796,153 shares of
                                  Common Stock)

John J. Hagenbuch(2)              2,954,540 (including warrants   9.4%
                                  to purchase 796,153 shares of
                                  Common Stock)

Kimberly Steel Hagenbuch(3)       10,000                          Less than 10%

         (b) Jackson St., together with Mr. Hagenbuch who is a partner of Jackson St. and is the controlling natural person with respect to the Common Stock held by Jackson St., has shared voting and dispositive power with respect to 1,758,772 shares of Common Stock. Jackson St. does not hold sole voting or dispositive power with respect to any Common Stock.

         Mr. Hagenbuch, in his individual capacity and as Trustee of the Trust holds sole voting and dispositive power with respect to 2,954,540 shares of Common Stock held in the name of the Trust. As the controlling natural person that is a partner of Jackson St. he shares voting and dispositive power with respect to 1,758,772 shares of Common Stock held by Jackson St. Together with his spouse Ms. Hagenbuch, he may be deemed to share voting and dispositive power with respect to 10,000 shares of Common Stock held by his natural minor children.

         Ms. Hagenbuch, together with her spouse, Mr. Hagenbuch, may be deemed to share voting and dispositive power with respect to 10,000 shares of Common Stock held by Mr. Hagenbuch's natural minor children. Ms. Hagenbuch does not hold sole voting or dispositive power with respect to any Common Stock.

---------------

(1) This includes (a) 2,158,387 shares of Common Stock and warrants to purchase 796,153 shares of Common Stock held by John J. Hagenbuch, Trustee U/D/T September 13, 1995, (b) 1,758,772 shares of Common Stock held by Jackson St.; and (c) 10,000 shares of Common Stock held by Mr. Hagenbuch's natural minor children, for which Mr. Hagenbuch may be deemed to share voting and dispositive power with his spouse, Ms. Hagenbuch. Mr. Hagenbuch is a partner in Jackson St. and is the controlling natural person with respect to such shares.
(2) This includes (a) 2,158,387 shares of Common Stock and warrants to purchase 796,153 shares of Common Stock held by John J. Hagenbuch, Trustee U/D/T September 13, 1995, (b) 1,758,772 shares of Common Stock held by Jackson St.; and (b) 10,000 shares of Common Stock held by Mr. Hagenbuch's natural minor children, for which Mr. Hagenbuch may be deemed to share voting and dispositive power with his spouse, Ms. Hagenbuch. Mr. Hagenbuch is a partner in Jackson St. and is the controlling natural person with respect to such shares.
(3) This includes 10,000 shares of Common Stock held by Mr. Hagenbuch's natural minor children, for which Ms. Hagenbuch may be deemed to share voting and dispositive power with her spouse, Mr. Hagenbuch.

CUSIP No.: 59507Q106                  13D                            Page 7 of 8


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following additional documents are incorporated by reference to this Schedule 13D/A:

         99.14 Unsecured Subordinated Promissory Note dated January 12, 2007 issued by MicroIslet in favor of John J. Hagenbuch, Trustee U/D/T dated September 13, 1995 (incorporated by reference to
                  Exhibit 99.1 to the Issuer's Form 8-K filed January 17, 2007).

         99.15 Warrant Agreement dated January 12, 2007 between MicroIslet and John J. Hagenbuch, Trustee U/D/T dated September 13, 1995 (incorporated by reference to Exhibit 99.2 to the Issuer's Form 8-K filed January 17, 2007).

CUSIP No.: 59507Q106                  13D                            Page 8 of 8


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 17, 2007                JACKSON ST. PARTNERS

                                        By:  /s/ John J. Hagenbuch
                                             -----------------------------------
                                               John J. Hagenbuch, Partner

                                        By:  /s/ John J. Hagenbuch
                                             -----------------------------------
                                               John J. Hagenbuch, Trustee, U/D/T
                                               September 13, 1995

                                        By:  /s/ John J. Hagenbuch
                                             -----------------------------------
                                               John J. Hagenbuch